Mail Stop 4631
                                                           August 21, 2018


Via E-Mail
Stephen Smoot
President and Chief Executive Officer
GEO Point Resources, Inc.
1421 E. Pomona Street
Santa Ana, California 92705

       Re:    Geo Point Resources, Inc.
              Information Statement on Schedule 14C
              Filed July 30, 2018
              File No. 000-55150

Dear Mr. Smoot:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

  1. Please amend your filing to include updated interim financial statements of Tortec all required financial statements of Geo Point Resources, Inc. Refer generally to Item 14(c)
     of Schedule 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen Smoot
GEO Point Resources, Inc.
August 21, 2018
Page 2

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.


                                                          Sincerely,

                                                          /s/ Jay Ingram

                                                          Jay Ingram
                                                          Branch Chief
                                                          Office of
Manufacturing and
                                                          Construction

cc:    Via E-Mail
       Robert N. Wilkinson, Esq.